EXHIBIT 99.1


 [Coastal Logo]

                                News Release

                                    Media contact: Greg Clock (713) 877-3993
                     Investor contacts: Stirling D. Pack, Jr. (713) 877-6924
                                               Sandra M. Ryan (713) 877-7440


                    COASTAL REPORTS RECORD 1999 EARNINGS

 HOUSTON, JANUARY 26, 2000 -- The Coastal Corporation today reported record annual net earnings of $498.9 million, or $2.30 per share (assuming dilution), up 13 percent on a per-share basis from comparable 1998 earnings of $444.4 million, or $2.03 per share.

      Coastal also reported record net earnings for the fourth quarter of 1999 of $169.0 million, or 78 cents per share, up 22 percent from 1998 comparable earnings of $137.4 million, or 64 cents per share.

      Commenting on the results, David A. Arledge, chairman and chief executive officer, The Coastal Corporation, said: "Coastal made excellent progress in executing our integrated natural gas strategy in 1999. This is evident not only in the strong earnings contributions from our natural gas-related businesses, but by considerable operational achievements during the year. While recent warmer-than-normal winters have affected earnings in some areas, Coastal turned the resulting market conditions to our advantage by making significant acquisitions at very favorable terms."

      Arledge continued, "Exploration and production earnings increased almost 70 percent in 1999 and 155 percent in the fourth quarter. We increased natural gas production 24 percent for the year and 51 percent for the quarter. At the end of 1999, our natural gas production was averaging about 870 million cubic feet per day (MMcf/d). We significantly increased our natural gas reserves during 1999, in part by completing several low-cost, high-potential property acquisitions. Our reserve replacement rate was 499 percent in 1999, marking the fifth consecutive year of replacing more than 300 percent of our production. We added proved reserves of 1.3 trillion cubic feet of natural gas equivalent (Tcfe), bringing total proved reserves to 3.6 Tcfe at year-end. These reserves were added at an average cost of 81 cents per thousand cubic feet of natural gas equivalent. These results further solidify Coastal's position as one of the most successful, low-cost finders and developers of domestic natural gas. About 91 percent of our reserves are natural gas, and all of these reserves are in North America.

      "Our Natural Gas segment continued to deliver a high level of reliable earnings in 1999. We completed significant, cost-effective acquisitions in our midstream natural gas operations during 1999, which more than quadrupled our processing capacity. These assets are already in operation and immediately add a substantial earnings base for this segment.

      "In the Power segment, we increased net generating capacity by 69 percent, and increased earnings by more than 30 percent for the year and more than 50 percent for the fourth quarter. We added six new facilities during 1999, and in early 2000 increased our interest in the Midland Cogeneration Venture Limited Partnership (MCV) from 20.4 percent to 43.5 percent.

      "Refining, Marketing and Chemicals 1999 earnings declined only slightly from those of 1998 despite significantly lower refining margins. This stable performance results from operational improvements to our refineries, refocusing our wholesale and retail marketing operations and strengthening our contractual position and risk management activities. In the years ahead, this division will further benefit from the supply agreements in place for two of our three major refineries, as well as the related expansion of Aruba, which will increase capacity by over 50,000 barrels per day.

      "Coastal's growth strategies are in place to deliver double-digit earnings growth for the next several years. Our proposed merger with El Paso Energy Corporation will provide the foundation of assets, personnel and financial strength to accelerate this growth and create a truly unique company which is a major player in all aspects of the converging North American natural gas and power markets," Arledge concluded.

      Coastal's 1999 earnings from continuing operations were $498.9 million, or $2.30 per share, versus $482.9 million, or $2.21 per share, in 1998. Comparable earnings for the fourth quarter of 1999 were $169.0 million, or 78 cents per share, versus $174.8 million, or 81 cents per share, in the 1998 period. Net earnings for 1998 included a $38.1 million, or 18 cents per share, fourth-quarter gain from the sale of certain non-core natural gas gathering and processing assets.

      Also included in 1998 net earnings was $38.5 million, or 18 cents per share, of operating losses and one-time charges relating to the discontinuance of the Company's 50 percent investment in common carrier trucking. For the 1998 fourth quarter, the losses from discontinued operations were $37.4 million, or 17 cents per share.

      Coastal's overall earnings before interest and income taxes (EBIT) for 1999 were $996.1 million versus $944.5 million in 1998. In the 1999 fourth quarter, EBIT was $297.3 million versus $289.9 million in the 1998 quarter. The 1998 fourth quarter included a $58.6 million gain from the sale of certain non-core natural gas gathering and processing assets.


                               -NATURAL GAS-

      Coastal's Natural Gas segment reported 1999 EBIT of $573.8 million, compared with $594.3 million in 1998. Results for 1998 included a net benefit related to the final settlement of the rate case at Coastal's ANR Pipeline Company subsidiary (ANR), as well as a one-time charge of $14.6 million related primarily to the default on delivery obligations by a supplier of electricity to Engage Energy, Coastal's joint venture marketing subsidiary. Fourth quarter 1999 EBIT was $157.8 million compared to $191.8 million for the 1998 period. The 1998 fourth quarter EBIT included a $58.6 million gain from the sale of certain non-core natural gas gathering and processing assets.

      Throughput for Coastal's regulated pipeline subsidiaries was 2,108.8 billion cubic feet (Bcf) of natural gas in 1999 versus 2,132.0 Bcf in 1998.

      During 1999, Coastal made significant progress in positioning its pipeline assets to move natural gas from major producing areas to growing demand markets. Construction of the 1.3 billion cubic feet per day (Bcf/d) Alliance Pipeline began in mid-year and is on schedule for completion in late 2000. Coastal has a 14.4 percent interest in both Alliance and the Aux Sable facility, which will process natural gas transported through Alliance. The Company increased its ownership in three offshore natural gas pipelines to 50 percent and acquired 50 percent of a fourth pipeline offshore Louisiana in October 1999. These systems connect to Coastal's ANR natural gas transportation system. Also in October, Coastal filed an application with the Federal Energy Regulatory Commission to build and operate the 1.1 Bcf/d Gulfstream Natural Gas System. Development is continuing on this major 744-mile pipeline project which will originate near Mobile, Alabama, and is anticipated to begin delivering natural gas to growing Florida energy markets in 2002. In November, Coastal's Wyoming Interstate Company (WIC) completed its Medicine Bow lateral pipeline. WIC plans to increase Medicine Bow's capacity from the current 273 MMcf/d to 400 MMcf/d by October 2000.

      Coastal Field Services (CFS) acquired significant gathering and processing assets in December 1999, becoming the second largest natural gas processor in Louisiana. This acquisition positions Coastal to maximize profits from growing natural gas production from deep Gulf of Mexico wells. In November, CFS acquired a 125 MMcf/d natural gas processing plant located in South Texas, one of Coastal's key natural gas production areas. Earlier in the year, CFS acquired facilities in Colorado and Utah, further strengthening Coastal's integrated Rocky Mountain natural gas operations. It also increased its interests in a natural gas processing plant, natural gas liquids pipeline and other assets located in the Mobile Bay area. Coastal produces natural gas offshore Alabama and Louisiana and has projects underway to connect with growing deep Gulf natural gas production projects in both areas.


                        -EXPLORATION AND PRODUCTION-

      Exploration and Production EBIT in 1999 was $185.9 million, up almost 70 percent from $109.8 million in 1998. Fourth quarter EBIT more than doubled from $38.1 million in 1998 to $97.0 million in the 1999 quarter. Earnings improved due to significantly higher natural gas production volumes and improved prices for both natural gas and crude oil and condensate, partially offset by lower crude oil and condensate production.

      Coastal's natural gas production averaged 631.6 MMcf/d during 1999, up 24 percent from 508.9 MMcf/d in 1998. Fourth quarter natural gas production averaged 777.1 MMcf/d in 1999, up 51 percent from 515.6 MMcf/d for the fourth quarter of 1998.

      Net crude oil and condensate production averaged 10,694 barrels per day (bpd) for the year versus 14,678 bpd in 1998. Fourth quarter 1999 crude oil and condensate production averaged 11,299 bpd versus 12,563 bpd in the fourth quarter of 1998. Lower 1999 crude oil and condensate production volumes reflect the Company's strong emphasis on natural gas. However, recent activities have resulted in crude oil and condensate production of 13,436 bpd in December 1999, up from 12,628 bpd in December 1998.

      In 1999, prices realized for natural gas averaged $2.19 per thousand cubic feet (Mcf) ($2.17 after hedging), versus $1.95 per Mcf ($2.02 after hedging) in 1998. During the fourth quarter of 1999, prices realized for natural gas averaged $2.48 per Mcf ($2.71 after hedging) versus $1.88 per Mcf ($2.10 after hedging) in 1998.

      Crude oil and condensate prices averaged $16.27 per barrel ($13.97 after hedging) in 1999, compared with $11.63 per barrel ($12.28 after hedging) in 1998. For the fourth quarter of 1999, crude oil and condensate prices averaged $21.42 per barrel ($17.61 after hedging), compared with $9.99 per barrel in the 1998 quarter.

      Coastal took advantage of the favorable market for natural gas property acquisitions during 1999, adding significant low-cost developable reserves in each of its three focus areas. In May, Coastal completed two significant natural gas property acquisitions, one in the Gulf of Mexico and one in South Texas. Additional high-potential acreage was acquired in Coastal's Rocky Mountain focus area in July. In September, Coastal completed an exchange of properties that added to its existing interests in the Gulf of Mexico, the Jeffress Field in South Texas and Utah's Uinta Basin in exchange for non-focus area properties. The Company also acquired more than 100,000 acres in natural gas producing areas along the Alliance Pipeline route in Canada.

      In January 2000, Coastal acquired properties in South Texas including approximately 10,650 net developed and undeveloped acres with interests in 61 wells and associated pipelines, gathering systems and production facilities. All of the properties are in or near Coastal's Jeffress Field area.

      Coastal participated in drilling 249.5 net wells in 1999 versus 173.2 net wells in 1998.


                    -REFINING, MARKETING AND CHEMICALS-

      Coastal's Refining, Marketing and Chemicals segment EBIT was $228.5 million in compared with $243.9 million in 1998. A $53.5 million improvement from marketing and trading operations partially offset lower refining margins. Chemical results were unchanged from the low levels experienced in 1998. Fourth quarter 1999 segment EBIT was $42.6 million compared to $67.6 million in 1998.

      During 1999, Coastal signed a three-year supply and processing agreement with an affiliate of Norway's Statoil Group to supply 64,000 bpd of crude oil to Coastal's Eagle Point refinery. An expansion to increase refining capacity from 225,000 bpd to 280,000 bpd at Coastal's Aruba refinery is supported by a five-year supply agreement with Mexico's national oil company. The agreement commences with the upgrade completion in the second quarter of 2000.

      Crude throughput at Coastal's refineries averaged 451,000 bpd in 1999 compared to 402,000 bpd in 1998. Higher throughput in 1999 is primarily reflective of a major scheduled turnaround at Coastal's Aruba refinery during 1998 which increased 1999 throughput. Sales of refined products, including products purchased from others, during 1999 averaged 785,000 bpd compared with 823,000 bpd in 1998.


                                  -POWER-

      EBIT for Coastal's Power segment increased to $89.0 million in 1999, compared to $67.8 million in 1998. Fourth quarter EBIT was $24.0 million, a 54 percent increase from $15.6 million in the 1998 quarter. Earnings increases reflect the continuing strong growth in Coastal's power generation capabilities. Results for 1998 included a $17.2 million net benefit from the restructuring of power purchase agreements.

      During 1999, Coastal completed construction and placed in service two plants in Pakistan and a plant in Nicaragua. Also during the year, Coastal acquired a facility in New York, and interests in facilities in Panama and the Dominican Republic. Construction is continuing on Coastal's 265-megawatt facility in Colorado, which is scheduled to begin operating in May 2000. In January 2000, the Company acquired an additional 23.1 percent interest in MCV, increasing its ownership to 43.5 percent. MCV operates a 1,500-megawatt, natural gas-fired cogeneration facility in Midland, Michigan.

      Coastal's net generating capacity in operation on December 31, 1999, was 1,422 megawatts, up 69 percent from 839 megawatts on December 31, 1998. Coastal continues to pursue growth in the power industry with particular emphasis on the domestic market, where there are numerous opportunities to expand along its extensive natural gas systems, strengthening the Company's overall operations. The Company is also actively pursuing specific international projects with a focus on geographic areas where there are opportunities for integration with Company fuel supply and logistics capabilities.


                                   -COAL-

      Coastal's Coal segment 1999 EBIT was $15.8 million compared to $17.4 million in 1998. A 10 percent increase in production was offset by lower sales prices. Earnings in 1998 included income from the sale of reclaimed mine properties. Fourth quarter 1999 EBIT was $3.0 million compared to $2.4 million in 1998.

      Coal sales from subsidiary-owned mines were 9.0 million tons in 1999 compared with 8.2 million tons in 1998.

      The Coastal Corporation (NYSE:CGP) is a Houston-based energy holding company with consolidated assets of more than $14 billion and subsidiary operations in natural gas transmission, storage, gathering/processing and marketing; oil and gas exploration and production; petroleum refining, marketing and distribution; chemicals; power production; and coal. Coastal's World Wide Web site at www.coastalcorp.com provides additional information on the Company.

                                   # # #

      THE COASTAL CORPORATION AND SUBSIDIARIES
                                                                (millions except per share)
                                                          Three Months                 Twelve Months
                                                    -----------------------      ------------------------
      PERIODS ENDED DECEMBER 31                        1999       1998 (a)          1999        1998 (a)
      -------------------------                        ----       --------          ----        --------
      Operating revenues                           $ 2,535.4     $ 1,825.7       $ 8,197.2     $ 7,368.2
      Operating costs and expenses
        Purchases                                    1,723.0       1,046.7         5,148.7       4,376.8
        Operating and general expenses                 420.5         403.8         1,687.2       1,674.9
        Depreciation, depletion and amortization       131.0         108.3           479.6         443.2
                                                   ----------    ----------      ----------    ----------
                                                     2,274.5       1,558.8         7,315.5       6,494.9
                                                   ----------    ----------      ----------    ----------

 Other income - net                                     36.4          23.0           114.4          71.2
                                                   ----------    ----------      ----------    ----------
 Earnings before interest and income taxes             297.3         289.9           996.1         944.5
                                                   ----------    ----------      ----------    ----------
 Interest and debt expense                              83.3          73.7           323.3         294.9
 Taxes on income                                        45.0          41.4           173.9         166.7
                                                   ----------    ----------      ----------    ----------

 Earnings from continuing operations                   169.0         174.8           498.9         482.9
 Loss from discontinued operations                       --           (2.4)            --           (3.5)
 Loss on disposal of discontinued operations             --          (35.0)            --          (35.0)
                                                   ----------    ----------      ----------    ----------
 Net earnings                                          169.0         137.4           498.9         444.4

 Dividends on preferred stock                             .1            --              .3           6.0
                                                   ----------    ----------      ----------    ----------
 Net earnings available to common stockholders     $   168.9     $   137.4       $   498.6     $   438.4
                                                   ==========    ==========      ==========    ==========

 Basic earnings per share
   From continuing operations                      $      .79    $      .82      $     2.34    $     2.24
   Discontinued operations                                --           (.18)            --           (.18)
                                                   ----------    ----------      ----------    ----------
    Net                                            $      .79    $      .64      $     2.34    $     2.06
                                                   ==========    ==========      ==========    ==========
 Average common shares                                 213.6         212.7           213.3         212.5
 Diluted earnings per share
   From continuing operations                      $      .78    $      .81      $     2.30    $     2.21
   Discontinued operations                                --           (.17)            --           (.18)
                                                   ----------    ----------      ----------    ----------
        Net                                        $      .78    $      .64      $     2.30    $     2.03
                                                   ==========    ==========      ==========    ==========
 Diluted shares                                        217.1         216.3           217.0         216.1

 Earnings (loss) before interest and
  income taxes by segment
  Natural gas                                      $   157.8     $   191.8       $   573.8     $   594.3
  Refining, marketing and chemicals                     42.6          67.6           228.5         243.9
  Exploration and production                            97.0          38.1           185.9         109.8
  Power                                                 24.0          15.6            89.0          67.8
  Coal                                                   3.0           2.4            15.8          17.4
  Corporate and other                                  (27.1)        (25.6)          (96.9)        (88.7)
                                                   ----------    ----------      ----------    ----------
                                                   $   297.3     $   289.9       $   996.1     $   944.5
                                                   ==========    ==========      ==========    ==========

       a) Earnings from continuing operations for 1998 included a gain of $58.6 million, ($38.1 million net of income taxes, or 18 cents per share), from the fourth quarter sale of certain non-core natural gas gathering and processing assets.

 This information includes certain forward-looking statements reflecting the Company's expectations and objectives in the near future; however, many factors that may affect the actual results, including commodity prices, market and economic conditions, industry competition, and changing regulations, are difficult to predict. Accordingly, there is no assurance that the Company's expectations will be realized.

 The terms "Coastal," "Company," "we," "our," "its" and "segment" are used in this release for purposes of convenience and are intended to refer to The Coastal Corporation and/or its subsidiaries either individually or collectively, as the context may require. These references are not intended to suggest that the various Coastal companies referred to are not independent corporate entities having their separate corporate identities and management.

 ON JANUARY 18, COASTAL ANNOUNCED A PROPOSED MERGER WITH EL PASO ENERGY CORPORATION IN A STOCK-FOR-STOCK TRANSACTION. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FOR FREE ON THE SEC'S WEB SITE (www.sec.gov), FROM COASTAL'S OFFICE OF THE

 CORPORATE SECRETARY AND FROM EL PASO'S OFFICE OF INVESTOR RELATIONS. IN ADDITION, THE IDENTITY OF THE PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF COASTAL'S AND EL PASO'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER, AND A DESCRIPTION OF THEIR INTERESTS, IS AVAILABLE IN SEC FILINGS UNDER SCHEDULE 14A MADE BY COASTAL AND EL PASO ON JANUARY 18, 2000.